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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Oxford Industries, Inc.
(Name of Issuer)
Common Stock, $1.00 Par Value
(Title of Class of Securities)
691497-30-9
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	691497309	13G	Page	2	of	4

1	NAMES OF REPORTING PERSONS: John Hicks Lanier

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,639,015

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,639,015

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,639,015 (Includes 79,200 shares which may be acquired within 60 days after December 31, 2005 pursuant to the exercise of stock options.)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	691497309	13G	Page	3	of	4
Item 1(a). Name of Issuer
Oxford Industries, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices
222 Piedmont Avenue, N.E.
Atlanta, Georgia 30308
Item 2(a). Name of Person Filing
John Hicks Lanier
Item 2(b). Address of Principal Business Office, or, if none, Residence
222 Piedmont Avenue, N.E.
Atlanta, GA 30308
Item 2(c). Citizenship
U.S.A.
Item 2(d). Title of Class of Securities
Common Stock, $1.00 Par Value
Item 2(e). CUSIP Number
691497-30-9
Item 3.
Not Applicable
Item 4. Ownership
See Items 5, 6, 7, 8, 9, and 11
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable

CUSIP No.	691497309	13G	Page	4	of	4
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Persons other than the undersigned have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 582,020 shares of Oxford Industries, Inc. common stock beneficially owned by the undersigned. No such person’s interest relates to 5% of the outstanding shares of such stock.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certification
Not Applicable
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John Hicks Lanier
John Hicks Lanier
Chief Executive Officer February 8, 2006